Item 6(a) H



                    CAPITALIZATION AND CAPITALIZATION RATIOS

                                 (IN THOUSANDS)




The actual and pro forma capitalization of GPU, Inc. and Subsidiary Companies at December 31, 1998 is as follows:



                                    Actual           Pro Forma (3)
                                   ------           -------------
                                 Amount     %         Amount     %
                             ---------    ---     ---------    ----
Long-term debt(1)            $4,386,767   50.4    $4,386,767   47.0
Notes payable                   368,607    4.2       847,100    9.1
Preferred stock (2)             155,478    1.8       126,741    1.4
Subsidiary-obligated
 mandatorily redeemable
 preferred securities           330,000    3.8       330,000    3.5
Common equity                 3,464,648   39.8     3,441,263   36.9
Trust originated
 preferred securities               -      -         200,000    2.1
                              ---------  -----     ---------  -----

                             $8,705,500  100.0    $9,331,871  100.0
                              =========  =====     =========  =====





(1)   Includes securities due within one year of $561,183.
(2)   Includes securities due within one year of $2,500.
(3) The pro forma capitalization excludes $1,062,877 of GPU's proportionate share of non-recourse debt used to finance the acquisition of exempt wholesale generators and foreign utility companies, as defined under the Public Utility Holding Company Act of 1935, which debt is not consolidated for financial reporting purposes. After giving effect to the non-recourse debt, the pro forma percentages would be as follows: Long-term debt 52.4%; Notes payable 8.2%; Preferred stock 1.2%; Subsidiary-obligated mandatorily redeemable preferred securities 3.2%; Common equity 33.1%; and Trust originated preferred securities 1.9%.